UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F/A
(Amendment No. 4)

[ X ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or (g) OF THE SECURITIES EXCHANGE ACT OF 1934 or

[   ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended _____________, or

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______, or

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report: ____________

Commission File Number 000-50488

Western Wind Energy Corp.
(Exact name of Company as specified in its charter)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1328 - 885 West Georgia Street, Vancouver, B.C. V6C 3E8
(Address of principal executive offices)

Jeff Ciachurski
1328 - 885 West Georgia Street, Vancouver, B.C. V6C 3E8
(604) 685-9463 westernwind@shaw.ca
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

None	Not applicable
(Title of Class)	(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares, without par value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report

As of December 6, 2011: 60,536,311 Common Shares, without par value

Indicate by check mark if the company is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [   ] No [ X ]

If this report is an annual or transition report, indicate by check mark if the company is not required to file reports pursuant to Section 13 or 15(d) of Securities Exchange Act of 1934.

Yes [   ] No [   ]

Indicate by check mark whether the company (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [ X ] No [   ]

Indicate by check mark whether the company is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ] Accelerated filer [   ]  Non-accelerated filer [ X ]

Indicated by check mark which basis of accounting the company has used to prepare the financial statements included in this filing

U.S. GAAP[ ]	International Financial Reporting Standards as issued by the	Other [ X ]
International Accounting Standards Board [ ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the company has elected to follow.

Item 17 [ X ] Item 18 [   ]

If this is an annual report, indicate by check mark whether the company is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [   ] No [ X ]

Explanatory Note

This Amendment No. 4 to Western Wind Energy Corp.’s (the “Company”) registration statement on Form 20-F, originally filed with the Securities and Exchange Commission (the “Commission”) on December 2, 2003 and as amended on January 22, 2004, February 18, 2004 and February 25, 2004 (collectively, the “Original Filing”) is being filed solely to supplement Part I, Item 10.A. Share Capital of the Original Filing to add a description of the Company’s common shares.

Except for the supplemental disclosure described above, the Company has not modified or updated the disclosures presented in the Original Filing, including the other disclosures provided in Part I, Item 10.A. Share Capital. Accordingly, this Amendment No. 4 does not reflect events occurring after the filing of the Original Filing or modify or update those disclosures affected by subsequent events. Information not affected by this amendment remains unchanged and reflects the disclosures made at the time the Original Filing was filed. Therefore, this Amendment No. 4 should be read in conjunction with the Original Filing and any documents incorporated by reference therein and the Company’s filings made with the Commission subsequent to the Original Filing.

ITEM 10.A.	SHARE CAPITAL

Description of Western Wind Energy Corp.’s Common Shares

The authorized capital of Western Wind Energy Corp. consists of an unlimited number of common shares, without par value, and an unlimited number of Class A Preference shares, without par value. As of December 6, 2011, the Company had 60,536,311 common shares issued and outstanding. No Class A Preference shares are issued and outstanding. All common shares rank equally as to (i) voting rights, (ii) dividend rights, and (iii) participation in a distribution of assets of the Company in the event of a liquidation, dissolution or winding-up of the Company. In the event of liquidation, dissolution or winding-up of the Company, the holders of the Class A Preference shares, if any, shall be entitled to receive, before any distribution is made to the holders of the common shares, the amount paid up with respect to each Class A Preference share held by them together with the fixed premium (if any) thereon and all accrued and unpaid dividends (if any). In the event of liquidation, dissolution or winding-up of the Company, holders of the common shares will be entitled to receive on a pro-rata basis, after payment to the holders of the Class A Preference shares of the amounts payable to them, all of the net assets remaining after the Company has discharged its liabilities, subject to the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”).

Distributions in the form of dividends, if any, are determined by the Company’s board of directors. The Company is limited in its ability to pay dividends on its common shares by certain provisions of the BCBCA relating to the solvency of the Company.

Each holder of common shares is entitled to receive notice of and to attend and vote at all meetings of shareholders of the Company. Each common share carries with it the right to one vote. The common shares do not have cumulative voting, pre-emptive, purchase or conversion rights. There are no sinking fund provisions in relation to the common shares and holders of the common shares are not liable to further calls or to assessment by the Company. Provisions as to the modifications, amendments or variations of such rights or such provisions are contained in the BCBCA.

There are no restrictions on the repurchase or redemption of the common shares by the Company provided that the Company meets certain solvency tests set forth in the BCBCA and provided further that such purchase or redemption is in compliance with applicable securities laws of Canada.

There are no provisions in the Company’s Articles of Incorporation or Notice of Articles that would have the effect of delaying, deferring, or preventing a change in control of the Company. The Company is party to a Shareholder Protection Rights Plan Agreement dated effective April 5, 2005, as amended on May 17, 2010 (the “Rights Plan”). Under the Rights Plan, which was adopted to protect the Company’s shareholders from unfair, abusive or coercive acquisition tactics, and to ensure that all shareholders receive equal treatment and that shareholder value is maximized in the event of a takeover, each issued and outstanding common share holder of the Company is issued one right per common share (each a “Right”). Each Right entitles the holder to purchase one common share of the Company for an exercise price, subject to the terms and conditions specified under the Rights Plan. The Rights Plan has a term of ten years, subject to confirmation by the Company’s shareholders at its fifth and eighth annual meetings following its 2005 Annual and Special Meeting of Shareholders.

SIGNATURE

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this registration statement on its behalf.

WESTERN WIND ENERGY CORP.

By: /s/ Jeffrey J. Ciachurski
Jeffrey J. Ciachurski
Chief Executive Officer

Date: December 15, 2011